UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-held Company CNPJ No. 60.746.948/0001-12

Material Fact

Banco Bradesco S.A. (Company) informs its shareholders and the market in general that the Board of Directors, in a meeting held today, approved proposal of the Company´s Board of Executive Officers held also on this date (12.16.2020), for payment, to the company´s shareholders, of supplementary interest on shareholders´ equity, in the total value of R$3,502,000,000.00, being R$0.377521225 per common share and R$0.415273347 per preferred share, benefiting the shareholders who are registered in the Company’s records on December 28, 2020 (entitlement basis date), with the shares being traded "ex-rights" at supplementary interest on shareholders´ equity from December 29, 2020.

The payment:

•	will occur on January 7, 2021 by the net value of R$0.320893041 per common share and R$0.352982345 per preferred share, after deducting the withholding income tax of 15 percent (15%), except for the legal entity shareholders who are exempt from such taxation, who will receive by the declared amount;

•	will be made as follows:

a)	to the shareholders whose shares are deposited at the Company and who keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution appointed by them; and

b)	to the shareholders whose shares are deposited at B3 S.A. - Brasil, Bolsa, Balcão, by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

The shareholders who do not have their data updated must go to a Bradesco Branch of their preference, with their Individual Taxpayer’s ID, Identification Document and proof of residence to update their information and receive the respective amounts to which they are entitled.

The interest on shareholders’ equity relating to the shares in custody on B3 S.A. - Brasil, Bolsa, Balcão will be passed on to their holders through the respective custody agents.

Following, the statement of the amounts paid and payable relating to 2020:

Amounts Paid	R$
Monthly interest on shareholders’ equity relating to the months from January to November	1,701,939,989.25
Subtotal - amounts paid(*)	1,701,939,989.25

Amounts Payable
Monthly interest on shareholders’ equity relating to the month of December, to be paid on January 4, 2021	160,010,850.07
Supplementary interest on shareholders´ equity resolved on December 18, 2020 to be paid on January 7, 2021	3,502,000,000.00

Publicly-held Company CNPJ No. 60.746.948/0001-12

Subtotal of Amounts Payable	3,662,010,850.07

Total	5,363,950,839.32

(*) it considers the bonus approved at the EGM of March 10, 2020.

Per share in R$

Type	Monthly interest on shareholders’ equity accrued in the year	Supplementary interest on shareholders´ equity	Total
Common	0.206997912	0.377521225	0.584519137
Preferred	0.227697708	0.415273347	0.642971055

The Company may, based on the result to be calculated at the end of the fiscal year of 2020, distribute new interest on shareholders’ equity and/or dividends to the shareholders.

The supplementary interest on shareholders’ equity hereby approved represents, approximately, 22 times the monthly interest paid, net of income tax at source, and will be included in the calculation of the mandatory dividends for the fiscal year provided for in the bylaws.

Cidade de Deus, Osasco, SP, December 16, 2020

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.